GOGO BABY, INC.
                           5745 Kearny Villa Road #102
                                  San Diego CA
                                  619 247 9630


March 24, 2015

Re: Registration Statement S-1
    File Number 333-198772
    Your comment letter dated March 16, 2015

John Dana Brown
Attorney-Advisor
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D. C.  20549

Dear Mr. Brown,

Thank you for your very helpful comments. I will number my responses to correspond with the number on your comments.

     1. This was intended to be a Rule 144 disclosure, but erroneously indicated that affiliates must wait 90 days prior to selling their shares. We have revised the disclosure to correctlystate that affiliates must hold their shares for six months.

     2. Word processing error. There are no relationships between Gogo Baby, Inc. its officers and directors and any company named "Garden Bay".

The Company has also expanded the Milestone section to include more future events.

Sincerely,

GOGO BABY, INC.


/s/ Malcolm Hargrave
-------------------------------
Malcolm Hargrave
President